

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

<u>Via E-mail: dchristie@daneexploration.com</u>

Mr. David Christie
President and CEO
Dane Exploration Inc.
c/o Empire Stock Transfer
1859 Whitney Mesa Drive
Henderson, NV 89014

> **Re: Dane Exploration Inc.**
> **Registration Statement on Form S-1**
> **Filed February 25, 2011**
> **File No. 333-172450**

Dear Mr. Christie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Please address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

2. Insofar as Mr. Christie serves as your sole officer, director and stockholder, please disclose whether Mr. Christie or any others participating in the preparation of the registration statement have personally visited the Judy 1 and McDane Mountain properties, and if so, disclose when such visit(s) took place. If there have been no such visits, provide appropriate Risk Factors disclosure in that regard.

3. Explain to us in necessary detail each of the following items:

    - who prepared the registration statement;

    - what basis the preparer had or source(s) upon which he or she relied in drafting the prospectus, and clarify the source of statements like "appears favorable for the discovery of epithermal gold and silver deposits" (page 26) and "attractive mineral potential" (page 64);

    - who formulated the initial exploration program described at pages 64-67;

    - how Mr. Christie met Mr. Daikow; and

    - why Mr. Christie selected the Judy 1 and McDane Mountain properties.

    We may have additional comments based on your responses.

4. As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations have resulted in the change of the business initially described in the prospectus as filed with the Commission by the start-up company. If true, and with a view toward disclosure, confirm to us that Mr. Christie did not found Dane Exploration at least in part due to his plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that he has no such present intention, if true.

5. If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

    - Mr. Christie;

    - named legal counsel; and

    - any others who participated in the preparation of the prospectus disclosure.

6. If anyone identified in comment five has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the particulars to us in necessary detail. We may have additional comments.

7. In addition, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

8. As noted in a number of these comments, you provide incomplete, stale, or inconsistent disclosure throughout your document. Please substantially revise the prospectus so that the disclosure you provide is current, accurate, and complete. For example, we note the following inconsistencies or incomplete references, and further explanation is required to reconcile the various statements, if you do not delete or further support them. In your letter of response, explain how you have addressed each such statement:

    - "… or at what price shares will be purchased" (fee table, footnote 2);
    - expenses estimates vary throughout the document, including on the cover page, at pages 13 and 16, in the "Other expenses" disclosure (which does not include estimated legal fees), and elsewhere;
    - "our subsidiaries" (page 1);
    - you refer to "this current report" (page 4);
    - references in the plural to "certain key individuals" and "our directors and senior officers" (page 9);
    - reference to David Christie as "her" (page 10);
    - suggestion that the terms and definitions "may have been used … in this registration statement," rather than only including applicable terms (page 40);
    - reference to "the minimum offering amount" (page 64);
    - you "appointed Mr. Christie as our sole director and officer due to his experience in mining and business operations," without clarifying who "we" is in this context, nor explaining why he was appointed when he was the founder and sole officer, etc. (page 73);
    - suggestion that you have raised $25,000 through "private placements" (page 70);
    - suggestion at page 74 that the disclosure is "To the best of our knowledge," when in fact Mr. Christie knows each of the listed points and is the person signing the registration statement;
    - "Except as otherwise indicated" disclaimer language at page 76, all relating to Mr. Christie (see prior bullet point); and
    - "We are subject to … and, accordingly, file current and periodic reports," etc. (page 78).

9. Limit your prospectus cover page to one page, and clarify that there is no minimum offering size.

Forward-Looking Statements, page 1

10. The safe harbor provided by the PSLRA of 1995 does not apply to statements made by an issuer of penny stock, nor does it apply to statements which are made in connection with an initial public offering. Also, it appears incorrect to suggest that the word "will" identifies a forward-looking statement in this context. If you retain this section, please revise it and the related disclosure at page 63 accordingly. Also, eliminate the suggestion that the prospectus information "is accurate only as of the date of the prospectus."

Risk Factors and Uncertainties, page 4

11. Please revise the caption for this section so that it refers only to "Risk Factors." Also provide precise captions to identify the particular risk you describe in each case. For example, we note the caption "Trends, Risks and Uncertainties" at page 13.

12. Revise to eliminate text which mitigates the risks you discuss, including statements like "We believe that we are in compliance with all material laws and regulations" (page 6) and some mitigating text in proximity to "although" or "while." Also, state the risks plainly and directly rather than referring to "no assurance" of particular outcomes.

13. Add a new risk factor to identify the risks that result from Mr. Christie controlling the company due to his positions and the number of shares he holds. Make clear that he will be able to continue to run the company as he sees fit regardless of the number of shares purchased in this offering.

Plan of Distribution, page 20

14. We note your disclosure that "[t]his offering will continue for the longer of: (i) 90 days after this registration statement becomes effective with the Securities and Exchange Commission, or (ii) the date on which all 25,000,000 shares registered hereunder have been sold." Please reconcile this statement with your previous disclosure on the cover page and elsewhere on page 20 that the offering will continue "for the earlier of" the referenced periods, and also explain the disclosure at page 67 suggesting that the offering proceeds "can be raised within 120 days."

Description of Business, page 22

15. Although you "intend to be in the business of mineral property exploration" and have acquired the right to conduct exploration activities on two properties, we note that you appear to have limited financial resources and have not commenced operations. Please expand this section to discuss your business plan in greater detail. For example, discuss in greater detail:

   • the experience of your sole officer in executing your business plan of acquiring, exploring, and developing properties for gold and silver;

- your timetable for completing the three phases of your initial exploration program, and any circumstances that could cause you to delay or revise your schedule;

- the geological technicians and consultants whom you plan to employ or engage on an independent contractor basis;

- the amount of resources currently on hand; and

- how you will proceed if you sell for example only 10% of the shares included in the registration statement.

16. In that regard, clarify throughout your document at what point you would not have enough liquidity to remain solvent, as well as what amount you need to pursue the plans you describe. For example, we note the general disclosure at page 9 regarding your "average" operating expenses. At page 63, you suggest that the amount you raise "would last an estimated 12 months," without quantifying the amount you assume for that purpose. You refer in general terms to the risk of not being able to "sell our stock and raise money" at page 2, and at page 64 you refer to raising "at least the minimum offering amount" and your success being dependent "upon raising a minimum of 25% of the proceeds from this offering." Provide corresponding Risk Factors disclosure, as appropriate.

17. Discuss in necessary detail any agreements or understanding with Mr. Christie to provide financing, such as the "shareholder loans from our President" to which you refer at pages 9 and 63. We also refer you to the disclosure at page 51 in note 6 in that regard.

Operational Developments to Current Date, page 68

18. Revise the disclosure here and at page 73 to clarify precisely what Mr. Christie is doing now "to assemble a skilled team of mining industry professionals," as you suggest at page 68. We note the statement at page 71 that you have "no intention of hiring employees over the next twelve months."

Engineering Comments

Environmental Regulations, page 25

19. We note you are subject to environmental permitting requirements of the Canadian and British Columbian governments. Please revise your filing and disclose a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

History, Page 34

20. We note your disclosure in this section, referring to other mineral properties and their associated reserves/resources that exist in the proximity of your property. Item 102 of Regulation S-K and Industry Guide 7 call for disclosure about your property, not adjacent or nearby properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

21. As you are incorporated in Nevada, you are not eligible to rely upon the exception set forth in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. You must comply with the Industry Guide and may not disclose reserves other than proven or probable reserves in your filings with the SEC. Please revise your filing accordingly.

Plan of operations, page 64

22. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Michael J. Morrison
E-mail: venturelawusa@gmail.com